UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  June 13, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PGS - Launching the Next Generation Streamer

June 12, 2007: Oslo, Norway, Petroleum Geo-Services ASA ('PGS' or the 'Company') (OSE and NYSE: PGS) has today at the European Association of Geoscientists and Engineers ("EAGE") Trade Show in London, UK, launched its Next Generation Streamer technology providing higher quality seismic data to image the subsurface and help reduce risk in exploration and development decisions.

Field trials in the North Sea and the Gulf of Mexico indicates that the streamer system can deliver data that improve image clarity, not just for one target depth, but for all depths - in one pass, at one streamer depth and in seas no other system can handle.

During this summer PGS will acquire a 2D project using the new streamer and expect to show some of the results to the market in September. The company plans to equip the new streamer on a 2D vessel for operations this year and then on a 3D vessel in 2008.

Group President, Data Processing and Technology, Sverre Strandenes stated the following:

"The next generation streamer is a step change in streamer technology - it adds particle velocity sensors to the pressure sensors to create the only dual-sensor towed marine streamer in the world. Through this we are overcoming the limitations of hydrophone-only acquisition systems. In combining pressure and velocity sensors in an extremely quiet, robust solid streamer design, PGS will provide enhanced resolution, better penetration and improved operational efficiency that promises to significantly improve our customer's exploration success ratio, well targeting and recovery efficiency."

For more detailed information see:  www.pgs.com/ngs

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2006. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Ola Bosterud
Phone:  +47 67 52 64 00
Mobile: +47 90 95 47 43

Christopher MOllerlokken
Phone:  +47 67 51 43 16
Mobile: +47 90 27 63 55

US Investor Services
Katrina Parrott
Phone: +1 281 509 8000






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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

     June 13, 2007                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager